

August 4, 2009

By Facsimile (303.431.1567) and U.S. Mail

Michael A. Littman, Esq.
7609 Ralston Road
Arvada, Colorado 80002

>   **Re: Rancher Energy Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A filed July 28, 2009**
>   **Filed by Andrei Stytsenko, Silvia Soltan, et al.**
>   **File No. 0-51425**

Dear Mr. Littman:

        We have reviewed the revised proxy statement and have the following additional comments.

<u>Reasons for this Proxy, page 7</u>

1.   Your disclose in the first paragraph on this page and on the proxy card that SSVVOB is seeking proxies from Rancher shareholders to vote to install five new directors nominated by SSVVOB. Please revise this page and the proxy card to reflect the fact that SSVVOB is actually seeking proxies to vote for six new directors.

2.   We refer you to the last sentence of the first paragraph of this section. Provide supplemental support for the factual assertions you make in the proxy statement. Where the basis of support includes other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identity the specific information relied upon, such as quoted statements and identify the sources of all material utilized. Alternatively, remove these assertions from your disclosure.

<u>Closing Comments</u>

        Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions